Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000

May 21, 2021

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Attention: Kasey Robinson and Jeffrey Gabor

Re:	Monte Rosa Therapeutics, Inc.

Draft Registration Statement on Form S-1

Submitted April 19, 2021

CIK No. 0001826457

Dear Ms. Robinson and Mr. Gabor:

This letter is confidentially submitted on behalf of Monte Rosa Therapeutics, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Draft Registration Statement on Form S-1, originally confidentially submitted on April 19, 2021 and resubmitted on April 30, 2021 (the “Draft Registration Statement”), as set forth in the Staff’s letter, dated May 17, 2021, addressed to Markus Warmuth (the “Comment Letter”). The Company is concurrently confidentially submitting Amendment No. 2 to the Draft Registration Statement (“Amendment No. 2”), which includes changes to reflect responses to the Staff’s comments and other updates.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Draft Registration Statement, and page references in the responses refer to Amendment No. 2. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in Amendment No. 2.

Draft Registration Statement on Form S-1 submitted April 19, 2021

Prospectus Summary

Overview, page 1

1.

We note your disclosure here and throughout your prospectus regarding your goal of discovering and developing “first-in-class” precision medicines. Please remove references to “first-in-class” as this statement implies an expectation of regulatory approval and is inappropriate given the length of time and uncertainty with respect to

United States Securities and Exchange Commission

May 21, 2021

securing marketing approval. If your intention is to convey your belief that your platform or your programs utilize a novel technology or approach, you may discuss how your technology differs from technology used by competitors or that you are not aware of competing products that are further along in the development process. Statements such as these should be accompanied by cautionary language that the statements are not intended to give any indication that your technology or any potential product candidates have been proven effective or will receive regulatory approval.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on pages 1, 89 and 103 of Amendment No. 2 in response to the Staff’s comment.

2.

We note your statement that you are focused on delivering therapies to targets in “well- validated biological pathways” and similar statements throughout the registration statement. As currently drafted, this statement could imply that the FDA has approved, or will more easily approve, your products. Although your drugs may target certain pathways that have been used by other drugs, we note that your drug is still distinct from prior drugs that have been approved by the FDA. While it is appropriate to say that you are using a similar pathway to help guide your development program, please revise your disclosure to remove any implication that your product candidates are more likely to receive FDA approval than others.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on pages 1, 3 and 105 of Amendment No. 2 in response to the Staff’s comment.

3.

We note your statements that certain of your programs comprise “a series of potent, selective and orally bioavailable” MGD molecules that “can effectively address” certain targets “while possessing attractive pharmaceutical properties.” We note similar statements on page 121 that oral administration of MRT-1577 “led to potent antitumor activity.” As findings of safety or efficacy are solely within the authority of the FDA or similar foreign regulators, please revise your disclosure here and throughout the prospectus to remove any statements that suggest the efficacy or safety of your potential product candidates. Where you deem appropriate, you may present objective data without including your conclusions related to safety or efficacy.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on pages 2 and 109 to remove the statement that the Company believes that its product candidates “can effectively address” certain targets in response to the Staff’s comment. The Company further advises the Staff that it has revised the disclosure on page 125 to clarify that the Company’s observations were made in mouse xenograft models and to remove the reference to “potent antitumor activity.”

United States Securities and Exchange Commission

May 21, 2021

Our Approach, page 2

4.	Please define the term “non-heterobifunctional” when first used so that an investor not familiar with this term may understand its meaning.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on page 2 of Amendment No. 2 in response to the Staff’s comment.

Our Pipeline, page 3

5.	Please revise your pipeline table as follows:

•	Include separate columns for each material stage you will need to complete before marketing your products. For instance, include separate columns for each of Phase 1, Phase 2 and Phase 3.

RESPONSE: The Company respectfully advises the Staff that it has revised the pipeline table on pages 3 and 105 of Amendment No. 2 to include columns for each material stage that will need to be completed before marketing its products.

•

We note that your pipeline table includes three separate pre-clinical phases, which gives the impression that your product candidates are farther along in the clinical process. Please revise the table to eliminate the separate column for lead optimization, as this stage is not sufficiently distinct. In addition, revise the length of the arrows for each candidate to accurately show its progression in relation to each stage of development once the table has been revised.

RESPONSE: The Company respectfully advises the Staff that it has revised the pipeline table on pages 3 and 105 of Amendment No. 2 to remove the separate column for “Lead Optimization.” The Company further advises the Staff that it has revised the pipeline length of the arrows for each product candidate to show the stage of progression in the “Discovery” phase.

•

It appears that you have included every in-house program in your pipeline table. Please explain to us why each program is sufficiently material to your business to warrant inclusion in your pipeline table or revise your table to remove any program that is not currently material.

RESPONSE: The Company respectfully advises the Staff that it has multiple in-house programs that are not included in its pipeline table. The Company further advises the Staff that it chosen only to present the most advanced programs on its pipeline table that it believes are material to its business at this time.

Risks Associated with Our Business, page 4

6.

Please add a bullet highlighting that your patent portfolio is pending and that you do not own any issued patents or in-license any patents related to your QuEEN platform and GSPT1 program. We note your disclosure on page 47.

United States Securities and Exchange Commission

May 21, 2021

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on page 5 of Amendment No. 2 in response to the Staff’s comment.

7.

Please add a bullet highlighting the risks related to the concentration of ownership of your common stock, as discussed on page 71. Please include in this bullet and in the corresponding risk factor beginning on page 71 a discussion of the number of your executive officers and directors who are affiliated with your principal stockholders.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on pages 5 and 72 of Amendment No. 2 in response to the Staff’s comment.

Use of Proceeds, page 79

8.

Refer to the first and third bullet points. Please revise to provide an estimate of how far in the clinical development process for your GSPT1 program and your discovery programs the allocated proceeds of the offering will enable you to reach. If any material amounts of other funds are necessary to complete your clinical trials for these candidates, please revise your disclosure to state the amounts and the sources of such other funds. Refer to Instruction 3 of Item 504 of Regulation S-K.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on page 80 of Amendment No. 2 in response to the Staff’s comment. The Company further advises the Staff that, once it has an estimated offering size, it will disclose the allocation of the proceeds from the offering and how far such proceeds will allow the Company to advance the continued development of its GSPT1 program and its discovery programs.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical accounting policies and significant judgments and estimates

Stock-based compensation, page 95

9.

Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances, including stock compensation. Please discuss with the staff how to submit your response.

RESPONSE: The Company acknowledges the Staff’s comment and respectfully informs the Staff that once the Company has an estimated offering price or range, it will submit its methodology for determining the fair value of its common stock and the reasons for any differences between the recent valuations of its common stock leading up to the IPO and the estimated offering price.

United States Securities and Exchange Commission

May 21, 2021

Business

Our Approach, page 112

10.

Where you first provide measures of statistical significance, please explain for the benefit of the lay reader the significance of p-values and the “Z-score” and clarify the threshold p- value or “Z-score” that corresponds to statistical significance.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on pages 116 and 127 of Amendment No. 2 in response to the Staff’s comment.

Our services, collaboration and licenses agreements

Services agreement with Ridgeline, page 128

11.	Please revise to disclose the aggregate amounts paid to date under the Ridgeline Services Agreement.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on page 135 of Amendment No. 2 in response to the Staff’s comment.

Agreements with Cancer Research Technology Limited and the Institute of Cancer Research, page 129

12.

Please revise to clarify the product candidates or technologies to which the agreements with Cancer Research Technology Limited and the Institute of Cancer Research relate. To the extent that your product candidates or technologies rely on intellectual property licensed from a third-party, please revise your Intellectual Property disclosure on page 131 accordingly.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has not yet nominated a development candidate in any of its programs and, therefore, it is too early to determine whether its development candidates will be subject to the Collaboration and Option Agreement. The Company further advises the Staff that, as disclosed on page 136 of Amendment No. 2, pursuant to the Collaboration and Option Agreement, ICR was responsible for assembling a library of cereblon-binding compounds and identifying and validating new biological targets for drug discovery through phenotypic cell based screening (the “ICR Library”). In parallel, the Company used its QuEEN platform to design and develop an additional set of small molecule MGD compounds. The Company is currently evaluating its series of GSPT1-directed molecules, which contains compounds from the ICR library and compounds developed internally by the Company, and will select a development candidate to move into preclinical studies. If the development candidate that the Company selects is determined to be from the ICR Library, the development candidate will be subject to the terms of the Collaboration and Option Agreement with CRT and ICR. The Company respectfully advises the Staff that it has revised the disclosure on page 136 to clarify that the terms of the Collaboration and Option Agreement will only apply to a development candidate that is subject to the Collaboration and Option Agreement.

United States Securities and Exchange Commission

May 21, 2021

As disclosed on page 137 of Amendment No. 2, pursuant to the License Agreement with ICR, CRT and ICR granted the Company a license to CRT and ICR’s intellectual property rights in CRT and ICR’s existing library of cereblon-binding compounds.

The Company further respectfully advises the Staff that none of its MGD compounds currently rely on any intellectual property licensed from a third party.

Collaboration and option agreement, page 129

13.

We note your disclosure that your royalty obligations will terminate on a product-byproduct and country-by-country basis upon the later of the expiration of the last patent which covers such product in such country or certain other terms. Please disclose when the last-to-expire patent is expected to expire. Please also disclose the royalty rate or a royalty range that does not exceed 10 percentage points, the aggregate amounts paid to date under the agreement, the aggregate future potential milestone payments to be paid, and the termination provisions under the agreement.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on page 136 of Amendment No. 2 to disclose the royalty rate and potential future milestone payments that may be required to be paid if the Company identifies a development candidate that is subject to the Collaboration and Option Agreement. The Company has further revised the disclosure on page 136 to disclose the aggregate amounts paid to date under the Collaboration and Option Agreement and the termination provisions under the Collaboration and Option Agreement.

The Company respectfully advises the Staff that it does not own any patents at this time and has not yet determined that it will develop a product candidate that is subject to the Collaboration and Option Agreement. As such, the Company is not able to determine when the last-to-expire patent under the Collaboration and Option Agreement is expected to expire.

License agreement, page 130

14.

Please disclose the amount of the technology access fee paid to CRT and revise to quantify the value of the 4,000,000 common shares issued to CRT, the ICR and affiliated founding scientists at the time of issuance.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on page 137 of Amendment No. 2 in response to the Staff’s comment.

United States Securities and Exchange Commission

May 21, 2021

Intellectual Property, page 131

15.

Please revise your intellectual property disclosure to disclose for each material patent and patent application the specific products or technologies to which such patents or patent applications relate. Also clearly describe on an individual basis the type of patent protection granted or sought for each product or technology (composition of matter, use, or process) and the expiration of each such patent. In this regard, it may be useful to provide this disclosure in tabular form to support the narrative already included.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on page 138 of Amendment No. 2 in response to the Staff’s comment to more specifically disclose that its four Swiss priority patent applications and one PCT patent application are related to its GSPT1 program. The Company has further revised the disclosure to describe the type of patent protection that is being sought by such applications. While such patents have not yet been issued, the Company respectfully advises the Staff that it has disclosed its expectations as to when such patents would be scheduled to expire, if issued. As the majority of the patent applications are not yet published and include confidential, proprietary and highly sensitive competitive information, the Company respectfully advises the Staff that it is not able to disclose any additional details about the patent applications at this time.

Principal Stockholders, page 176

16.	Please revise the footnotes to your table to disclose the natural persons who have or share beneficial ownership of the securities held by each of the entities listed in your table.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on pages 184 and 185 of Amendment No. 2 in response to the Staff’s comment.

General

17.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

RESPONSE: The Company respectfully advises the Staff that it will provide the Staff, on a confidential basis under separate cover, copies of all written communications presented to potential investors in reliance on Section 5(d) of the Securities Act and further advises the Staff that it will collect copies of any such materials from potential investors.

* * * * *

United States Securities and Exchange Commission

May 21, 2021

If you should have any questions regarding the enclosed matters, please contact the undersigned at (617) 570-1393

Sincerely,

/s/ Robert E. Puopolo
Robert E. Puopolo, Esq.

cc:	Markus Warmuth, M.D., Monte Rosa Therapeutics, Inc.

Ajim Tamboli, Monte Rosa Therapeutics, Inc.

Marishka DeToy, Goodwin Procter LLP